SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2005

Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑                    Form 40-F  ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Press Release
Notice of a change in the share capital of Enel S.p.A.
Press Release
Press Release
Notices relating to trading of Enel shares by Senior Management
SIGNATURES

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as gas, telecommunications and other communication services. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy to focus on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Table of contents:

–	Press Release dated February 18, 2005;

–	Notice of a change in the share capital of Enel S.p.A. dated March 3, 2005;

–	Press Release dated March 8, 2005;

–	Press Release dated March 23, 2005;

–	Notices relating to trading of Enel shares by Senior Management dated from February 17, 2005 to February 18, 2005.

Press Release

AGREEMENT BETWEEN META AND ENEL FOR TRANSFER OF OWNERSHIP OF ELECTRICITY NETWORK IN 18 MUNICIPALITIES OF THE PROVINCE OF MODENA

•	80,000 customers transferred by Enel

•	Total value of the deal: €127 million

Modena, February 18, 2005 – Enel Distribuzione S.p.A. and Meta S.p.A. have signed a Memorandum of Understanding providing for transfer to Meta of the business division concerning distribution and sale of electricity in 18 municipalities of the province of Modena, for a total consideration of €127 million.

The municipalities involved in the transaction are: Castelnuovo Rangone, Fanano, Fiumalbo, Guiglia, Lama Mocogno, Marano sul Panaro, Montecreto, Montese, Pavullo nel Frignano, Pievepelago, Polinago, Riolunato, San Cesario sul Panaro, Savignano sul Panaro, Sestola, Spilamberto, Vignola, and Zocca.

With the exception of the municipality of Castelnuovo Rangone, which comes under the provisions of the so-called Bersani Law, Enel reached agreement on a totally voluntary basis in view of the money consideration offered.

The agreement envisages the sale of over 3,700 km of network, which, in these municipalities, serves some 80,000 customers, adding up to total annual consumption of 610 GWh.

Closing of the deal, which is subject to consent by the Productive Activities Ministry, Antitrust approval, and provision of prior information to trade unions, is expected to take place before the end of the first half of this year.

Notice of a change in the share capital of Enel S.p.A.

Enel S.p.A. informs the market of the new composition of its share capital (entirely subscribed and paid up) following the partial execution – during the period between February 3, 2005 and February 23, 2005 – of the resolutions to increase the aforesaid capital adopted by the Board of Directors at its meetings on April 10, 2003 (for the Stock-option Plan for the year 2002) and April 7, 2004 (for the Stock-option Plan for the year 2003).

Specifically, in the aforesaid period between February 3, 2005 and February 23, 2005 a total of 20,462,242 ordinary Enel S.p.A. shares were issued and subscribed, of which (i) 9,651,794 shares regarding the Stock-option Plan for the year 2002 and (ii) 10,810,448 shares regarding the Stock-option Plan for the year 2003.

The Board of Directors had been specifically authorized to resolve such capital increases by the extraordinary Shareholders’ Meetings of May 25, 2001 (regarding the Stock-option Plan for the year 2002) and May 23, 2003 (regarding the Stock-option Plan for the year 2003). The attestation regarding the new amount of the share capital was filed for recording with the register of companies in Rome on March 3, 2005.

	Current share capital			Previous share capital
			Par value			Par value
	Euro	N. of shares	each	Euro	N. of shares	each
Total	6,123,984,106	6,123,984,106	1 Euro	6,103,521,864	6,103,521,864	1 Euro

Of which:
Ordinary shares	6,123,984,106	6,123,984,106	1 Euro	6,103,521,864	6,103,521,864	1 Euro

(rank for dividend pari passu: January 1, 2004) current coupon number 5

Press Release

ENEL BOND ISSUE: EARLY CLOSURE
IN JUST SIX DAYS INVESTORS OVERSUBSCRIBED THE ISSUE BY 70%

•	More than 104,000 investors submitted applications for just under €1 billion in fixed-rate bonds and about €700 million in floating-rate bonds, compared with a total issue of €1 billion.

•	By next Monday, Enel will announce the size of the two tranches, the gross yield on both, the issue price for the fixed-rate bond, the issue date and the payment date.

Rome, March 8, 2005 – Yesterday the public offering of €1 billion in Enel bonds for Italian retail investors was closed early. Banca Caboto and Banca IMI acted as lead underwriters.

Total subscription applications came to nearly €1.7 billion, of which just under €1 billion for the fixed-rate bonds and about €700 million for the floating-rate bonds. The total number of applications came to more than 104,000.

By next Monday, Enel will announce the size of the two tranches, the gross yield on both, the issue price for the fixed-rate bond, the issue date and the payment date.

“After the success of the Terna IPO and the placement of the third tranche of Enel shares”, remarked Enel Chairman Piero Gnudi, “in a few short days Italian investors’ demand for Enel bonds far exceeded the size of the issue: yet another evidence of the public’s confidence in the soundness and reliability of Enel”.

This announcement does not constitute an offer of securities for sale in the United States. The securities may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration under the U.S. Securities Act of 1933, as amended. Any public offering of the Company’s securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company and that will contain detailed information about the Company and its management, including financial statements.

Press Release

APPROVAL OF MEMORANDUM OF UNDERSTANDING FOR THE SALE OF UP TO 30% OF TERNA BY ENEL TO CASSA DEPOSITI E PRESTITI

•	The price for 30% of Terna – subject to adjustments – has been set at €1,362.6 million.

•	The transfer of the stake in Terna from Enel to Cassa Depositi e Prestiti will take effect once unification of ownership and operation of the national transmission grid becomes effective.

Rome, March 23, 2005 – Cassa Depositi e Prestiti S.p.A. (CDP) and Enel S.p.A. (Enel) have approved a memorandum of understanding (MOU) for Enel to sell up to 30% of Terna S.p.A. (Terna) to the CDP.

On the basis of the consolidated figures approved by its Board on February 15, 2005, in 2004 Terna posted revenues of €1,023 million, EBITDA of €683 million, EBIT of €512 million and net income of €236 million. The Board of Terna proposed a final dividend for 2004 equal to € 0.07 per share (in addition to € 0.045 per share paid as interim dividend) to be paid starting from May 26, 2005.

The memorandum of understanding and the price setting mechanism

Under the provisions of the MOU, which establishes the key content of the sale contract to be agreed between the parties, Enel will transfer a significant interest of up to 600 million Terna shares (30% of share capital) to the CDP. Enel currently owns 1 billion Terna shares, or 50% of the company.

The price will be set on the basis of a mechanism agreed between the parties in the MOU. The main elements of the mechanism are as follows:

•	the per-share reference price is the weighted average official price of Terna shares in the 30 trading days prior to February 16, 2005 (the reference date of the MOU);

•	the final price will be determined on the basis of an adjustment mechanism that takes account of the weighted average official price of Terna shares prior to the transfer of the shareholding from Enel to the CDP. The final price will include a premium of 3%;

•	any adjustment shall not in any event give rise to a change in the reference value above a cap or below a floor as agreed by the parties; furthermore the parties agreed to set a minimum change in the sale price below which the reference price shall remain unchanged;

•	if the transfer occurs after the ex-dividend date of the final dividend for 2004, which is scheduled to be paid on May 26, 2005, the adjustment mechanism envisages that the per share reference prices of Terna stock will be decreased by the amount of the dividend.

Should the CDP acquire 30% of Terna, the total price, including the premium, calculated on the basis of the above mentioned reference price, would be €1,362.6 million, giving Enel a consolidated capital gain of about €813 million.

The effectiveness of the sale contract to be agreed between the parties is contingent on satisfaction of a number of suspensive conditions, including the following:

•	the satisfaction of the suspensive conditions of the contract for the transfer to Terna of the operations of Gestore della Rete di Trasmissione Nazionale S.p.A. (GRTN) regarding the dispatching of electricity and planning and development activities for the national transmission grid;

•	approval by the Terna Shareholders’ Meeting of the financial statements for 2004;

•	calling of a Terna Shareholders’ Meeting to elect the company’s Board of Directors following the transfer of the GRTN operations to Terna, in conformity with the provisions of the Prime Minister’s Decree of May 11, 2004;

•	authorisation of transfer of the significant interest in Terna by the Antitrust Authority.

In negotiating the agreement, CDP has retained UBM – UniCredit Banca Mobiliare and UBS Corporate Finance Italia S.p.A. as financial advisors and Studio Gianni, Origoni, Grippo & Partners as legal advisors.

Mediobanca and Goldman Sachs (global coordinators for Terna’s IPO in June 2004) are assisting Enel as independent experts in the evaluation of the fairness for the agreed price related to the sale of the Terna shareholding.

Notices relating to trading of Enel shares by Senior Management

Company: Enel S.p.A.
Reference period: 1st quarter (January – March) 2005

Disclosure:	periodic	immediate	delayed

Declarer: Sandro Fontecedro			Title: Chairman of the Board of Directors of Enel Produzione S.p.A. and Chief Operating Officer of Generation & Energy Management Division

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount
		Financial				paid/received
Date	Transaction [1]	instrument [2]	ISIN code	Quantity	Unit price	in the transaction	Source [3]
February 18, 2005	S	AZO	IT0003128367	10,000	€5.240	€52,400.00	stock option exercise
February 18, 2005	V	AZO	IT0003128367	10,000	€7.640	€76,400.00	Market transaction

				Sub-TOTAL (A) [4]		€128,800.00

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

					Underlying
		Financial			financial
Date	Transaction [5]	instrument [6]	Category [7]	ISIN code	instrument [8]	Actual investment/disinvestment			Potential investment/disinvestment			Features [9]
						Qty	Unit price	Amount	Qty	Unit price	Amount
—	—	—	—	—	—	—	—	—	—	—	—	—
									Sub-TOTAL (B) [10]		0

									TOTAL (A) + (B)		€128,800.00

1 Indicate the kind of transaction:
A = Purchase;
V = Sale;
S = Subscription;
O = other, in which case specify.
2 Indicate the financial instrument involved in the transaction:
AZO = ordinary shares;
AZP = preferred shares;
AZR = saving shares;
OBCV = convertible bonds;
O = other, in which case specify the financial instrument.
Also indicate the company that issued the financial instrument involved in the transaction.
3 Indicate the kind of action from which the transaction derives:
- market transaction;
- off-market transaction;
- conversion of convertible bonds;
- exercise of stock options or preemptive rights;
- exercise of warrants;
- exercise of derivative instruments or covered warrants;
- other, in which case specify.
4 Indicate the total amount of the transactions listed in the form.
5 Indicate the kind of transaction:
A = Purchase;
V = Sale;
O = other, in which case specify.
6 Indicate the kind of derivative financial instrument involved in the transaction:
W = warrants;
OPZ = options;
PR = traditional option contracts;
CW = covered warrants;
O = other, in which case specify.
7 Indicate the category of derivative financial instrument involved in the transaction:
C = call;
P = put;
O = other, in which case specify.

8 Indicate the financial instrument underlying the derivative contract (or the warrant or covered warrant) and the company that issued such financial instrument.

9 Indicate the main conditions characterizing the derivative financial instrument (or the warrant or covered warrant) involved in the transaction (including at least: strike price, exercise ratio and expiry date).

10 Indicate the total amount of the transactions listed in the form, calculated taking in consideration the potential investment/disinvestment.

Company: Enel S.p.A.
Reference period: 1st quarter (January – March) 2005

Disclosure:	periodic	immediate	delayed

Declarer: Fulvio Conti			Title: Chief Financial Officer of Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount
		Financial				paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source
February 17, 2005	S	AZO	IT0003128367	50,000	€5.240	€262,000.00	stock option exercise
February 17, 2005	V	AZO	IT0003128367	50,000	€7.605	€380,250.00	Market transaction
February 18, 2005	S	AZO	IT0003128367	50,000	€5.240	€262,000.00	stock option exercise
February 18, 2005	V	AZO	IT0003128367	50,000	€7.650	€382,500.00	Market transaction

				Sub-TOTAL (A)		€1,286,750.00

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

					Underlying
					financial
Date	Transaction	Financial instrument	Category	ISIN code	instrument	Actual investment/disinvestment			Potential investment/disinvestment			Features
						Qty	Unit price	Amount	Qty	Unit price	Amount
—	—	—	—	—	—	—	—	—	—	—	—	—
										Sub-TOTAL (B)	0

										TOTAL (A) + (B)	€1,286,750.00

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.
Reference period: 1st quarter (January – March) 2005

Disclosure:	periodic	immediate	delayed

Declarer: Claudio Machetti			Title: Head of Finance Department Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount
						paid/received
Date	Transaction	Financial instrument	ISIN code	Quantity	Unit price	in the transaction	Source
February 18, 2005	S	AZO	IT0003128367	20,000	€5.240	€104,800.00	stock option exercise
February 18, 2005	V	AZO	IT0003128367	20,000	€7.650	€153,000.00	Market transaction

				Sub-TOTAL (A)		€257,800.00

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

					Underlying
		Financial			financial
Date	Transaction	instrument	Category	ISIN code	instrument	Actual investment/disinvestment			Potential investment/disinvestment			Features
						Qty	Unit price	Amount	Qty	Unit price	Amount
—	—	—	—	—	—	—	—	—	—	—	—	—
									Sub-TOTAL (B)		0

									TOTAL (A) + (B)		€257,800.00

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni
By:	/s/ Avv. Claudio Sartorelli
	Name:	Avv. Claudio Sartorelli
	Title:	Secretary of Enel Società per Azioni

Dated: March 23, 2005